
SEC MAIL PROCESSING
RECEIVED
SEP 2 3 2010
WASH, D.C.
189
SECTION

SECU  ISSION

10032385

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 24062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/01/2009 (MM/DD/YY) AND ENDING 7/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugo Marx & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V. Hugo Marx, III (205) 324-4534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Hugo Marx, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Company, Inc., as of July 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 6/26/11

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUGO MARX & CO., INC.

Table of Contents



SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Hugo Marx & Co., Inc. (Company), as of July 31, 2010 and the related statement of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of July 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

September 17, 2010

CERTIFIED PUBLIC ACCOUNTANTS An Independently Owned Member of the RSM McGladrey Network ADVISORY | AUDIT | TAX
216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

HUGO MARX & CO., INC.

Statement of Financial Condition
July 31, 2010

Assets

Cash	$ 151,630
Securities owned, not readily marketable	1,067
Property and equipment, net	46,221
Deferred tax asset	91,000
Deposits	795
Total Assets	$ 290,713

Liabilities and Stockholder's Equity

Liabilities	
Other accrued expenses	$ 119
Stockholder's Equity	
Common stock, $1,000 par value; 100 shares authorized and issued, 51 shares outstanding	100,000
Additional paid-in capital	299,540
Retained earnings	282,071
	681,611
Less treasury stock, 49 shares of common stock, at cost	(391,017)
	290,594
Total liabilities and stockholder's equity	$ 290,713

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Operations
Year Ended July 31, 2010

Revenues	
Gain on firm securities trading and investment accounts	$ 5,999
Interest income	10,074
Rental income	36,000
Miscellaneous	3,632
	55,705
Expenses	
Employee compensation and benefits	67,206
Clearance and exchange fees	2,565
Communications	8,168
Occupancy and equipment costs	31,220
Regulatory fees and other expenses	22,317
	131,476
Net loss	$ (75,771)

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Stockholder's Equity
Year Ended July 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at July 31, 2009	$ 100,000	$ 299,100	$ 357,842	$ -	$ 756,942
Reacquisition of common stock	-	-	-	(391,017)	(391,017)
Capital contribution		440			440
Net loss	-	-	(75,771)	-	(75,771)
Balance at July 31, 2010	$ 100,000	$ 299,540	$ 282,071	$ (391,017)	$ 290,594

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended July 31, 2010

Year ended July 31, 2009	
Balance at August 1, 2009	$ -
Activity	-
Balance at July 31, 2010	$ -

See notes to financial statements.

HUGO MARX & CO., INC.

Statement of Cash Flows
Year Ended July 31, 2010

Cash Flows from Operating Activities	
Net loss	$ (75,771)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,850
Changes in assets and liabilities:	
Receivables	4,500
Prepaid expenses and other assets	12,164
Securities owned, readily marketable	278,769
Accounts payable and other accrued expenses	(4,244)
Net cash provided by operating activities	218,268
Cash Flows from Financing Activities	
Cash paid to repurchase common stock	(391,017)
Capital contribution	440
Net cash used in financing activities	(390,577)
Net decrease in cash	(172,309)
Cash	
Beginning of year	323,939
End of year	$ 151,630

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Hugo Marx & Co., Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority. The Company is an Alabama corporation and is located in Birmingham, Alabama. The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition

Security transactions and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate. Rental income is recognized when earned.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of July 31, 2010, there were no cash equivalents.

Securities Owned, Not Readily Marketable

Securities owned that are not readily marketable are carried at cost. Under the cost method, dividends received by the Company from an investee out of its net earnings accumulated subsequent to the date the stock is acquired is recognized in income. Dividends in excess of earnings subsequent to the date the stock is acquired are generally considered a return of the original investment and are treated as a reduction of the cost of the investment. Dividends are recognized when they are declared.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations. Depreciation for building and improvements is provided over the estimated useful lives ranging from 19 to 31.5 years and computed using the straight-line method. Depreciation for furniture, fixtures, and equipment is provided over the estimated useful lives ranging from 5 to 8 years and computed using the straight-line method.

Property and equipment, net of accumulated depreciation, consist of the following as of July 31, 2010:

Land	$ 30,000
Building and improvements	174,251
Furniture, fixtures and equipment	36,835
Accumulated depreciation	(194,865)
	$ 46,221

Depreciation expense amounted to $2,850 for the year ended July 31, 2010, and is included in occupancy and equipment costs in the accompanying statement of operations.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which is now included in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest, and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of July 31, 2010. The Company is not subject to examination by federal tax authorities for

years prior to fiscal year 2007. The Company is subject to potential examination by other state tax authorities for all tax years since inception.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through September 17, 2010, which represents the date the financial statements were available for issuance.

Recently Issued Accounting Pronouncements

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which establishes the principles and requirements for recognizing and disclosing subsequent events under GAAP. ASC 855 incorporates the principles and accounting guidance that originated as auditing standards into the body of authoritative literature issued by the FASB, as well as prescribes disclosures regarding the date through which subsequent events have been evaluated. The adoption of ASC 855 did not impact the Company's financial position or results of operations.

In June 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended July 31, 2010. The adoption of ASC 105 did not impact the Company's financial position or results of operations.

In July 2006, the FASB issued FIN 48, which is now included in ASC 740. The Company adopted this new guidance for the year ended July 31, 2010. The adoption of ASC 740 did not have a material impact on the Company's financial position or results of operations.

Note 2. Uninsured Cash Balances and Concentration of Credit Risk

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended July 31, 2010, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3. Treasury Stock

During 2009, a stockholder of the Company passed away. Under the stockholder agreement, the Company was obligated to purchase the shares from the stockholder's estate. The purchase took place in September 2009, and 49 shares were repurchased by the Company in the amount of $391,017.

Note 4. Related Party Transactions

The Company leases office space to several businesses affiliated with the Company's stockholder. The lease arrangements are on a month-to-month basis and amount to $3,000 per month. The Company received $36,000 under these arrangements during the year ended July 31, 2010.

Note 5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At July 31, 2010, the Company had net capital of $151,511, which was $51,511 in excess of the minimum of net capital required.

Note 6. Income Taxes

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

The provision for income taxes is as follows for the year ended July 31, 2010:

Deferred:		
Federal	$	13,212
State		(1,014)
Valuation allowance		(12,198)
	$	-

Deferred tax assets and liabilities consist of the following components as of July 31, 2010:

Deferred tax assets		
Net operating loss carryforwards	$	159,264
Valuation allowance		(67,472)
		91,792
Deferred tax liabilities		
Property and equipment		(792)
Net deferred tax asset	$	91,000

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to net loss, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

At July 31, 2010, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $650,859 and $948,230, respectively, which expire in varying amounts from 2022 to 2030 and 2011 to 2025, respectively.

Note 7. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

HUGO MARX & CO., INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2010

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 290,594
Deduct non-allowable assets:	
Securities owned, not readily marketable	1,067
Property and equipment, net	46,221
Deferred tax asset	91,000
Deposits	795
Net capital before haircuts on securities positions	151,511
Haircuts on securities	
Bankers' acceptance, CD's and commercial paper	-
Net capital	$ 151,511
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 8
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	51,511
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 151,499
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 119
Percentage of aggregate indebtedness to net capital	0.08%

HUGO MARX & CO., INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2010

Reconciliation with the Company's computation	
Net capital, as reported in Company's Part II (unaudited)	
FOCUS report	$ 147,911
Audit adjustments:	
Adjustment to cash	3,600
Net capital per calculation above	$ 151,511

HUGO MARX & CO., INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
July, 31, 2010

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Hugo Marx & Co., Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(A) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Hugo Marx & Co., Inc."



SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Hugo Marx & Co., Inc. (Company), as of and for the year ended July 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

September 17, 2010


SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com
An Independently Owned Member of the RSM McGladrey Network